

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Matthew R. A. Heiman
Chief Legal & Administrative Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, UT 84043

> **Re: Waystar Holding Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 26, 2023**
> **File No. 333-275004**

Dear Matthew R. A. Heiman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 26, 2023

Managements discussion and analysis of financial condition and results of operations
Results of operations for the years ended December 31, 2022 and 2021, page 65

1. We note your current amendment eliminated the following phrase from the cost of revenue discussion when comparing December 31, 2021 to December 31, 2022: "The higher increase in cost of revenue as compared to the increase in revenues reflects the Patientco acquisition and associated higher patient payment solution cost of revenues." Please tell us, and revise to discuss, if the Patientco acquisition and associated higher patient payment costs had an effect on margins. Also, tell us if management reviews margins as they relate to the patient payment and provider solutions product offerings.

Management
Composition of our board of directors after this offering, page 104

2.   Please expand your discussion here and/or in your related party disclosures to clarify all material corporate governance rights that are provided to your principal stockholders EQT, CPPIB, and Bain Capital. We note, for example, that one or more of these stockholders will have board observer rights and nomination rights for subsidiary boards or committees under certain circumstances.

        Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: William Brentani, Esq.